Exhibit 35.10

RE: Annual Statement of Compliance for J.P. Morgan Chase Commercial Mortgage Securities Corp.,
Commercial Mortgage Pass-Through Certificates, Series 2015-WPG

Per the Pooling and Servicing Agreement dated as of July 24, 2015 (the "Agreement"), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2015 (the "Reporting Period"):

(a) A review of Wells Fargo's activities during the Reporting Period and of its performance under the Agreement has been made under such officer's supervision; and

(b) To the best of such officer's knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

March 15, 2016

BRIAN SMITH
Vice President